Exhibit 99.3

NuCana Reports First Quarter 2024 Financial Results and Provides Business Update

Key Data Readouts on Track for All Programs in 2024

Randomized Phase 2 Study of 182 Second-Line Colorectal Cancer Patients Fully Enrolled

NUC-7738 plus Pembrolizumab Demonstrated Encouraging Anti-Cancer Activity in Several Patients who were Resistant to PD-1 Inhibitors

Anticipated Cash Runway into Q1 2025

Edinburgh, United Kingdom, May 16, 2024 (GLOBE NEWSWIRE) – NuCana plc (NASDAQ: NCNA) announced financial results for the first quarter ended March 31, 2024 and provided an update on its broad clinical development program with its transformative ProTide therapeutics.

As of March 31, 2024, NuCana had cash and cash equivalents of £12.9 million compared to £17.2 million at December 31, 2023. NuCana continues to advance its numerous clinical programs and reported a net loss of £6.8 million for the quarter ended March 31, 2024, as compared to a net loss of £7.9 million for the quarter ended March 31, 2023. Basic and diluted loss per share was £0.13 for the quarter ended March 31, 2024, as compared to £0.15 per share for the comparable quarter ended March 31, 2023.

“Our focus remains on advancing our innovative ProTide pipeline to develop more efficacious and safer medicines for patients with cancer,” said Hugh S. Griffith, NuCana’s Founder and Chief Executive Officer. “NUC-3373, a transformation of 5-FU, is currently being investigated in three ongoing clinical studies. Our randomized Phase 2 study (NuTide:323) is now fully enrolled with 182 patients, and compares NUC-3373 in combination with irinotecan, leucovorin and bevacizumab (NUFIRI + bev) with the standard of care, 5-FU in combination with irinotecan, leucovorin and bevacizumab (FOLFIRI + bev) for the second-line treatment of patients with metastatic colorectal cancer. We look forward to announcing initial data from this study in 2024. We also plan to announce additional data from our ongoing Phase 1/2 study (NuTide:302) of NUFIRI + bev and NUFOX + bev in patients with metastatic colorectal cancer this year. Our Phase 1b/2 study (NuTide:303) of NUC-3373 in combination with pembrolizumab in patients with solid tumors and in combination with docetaxel in patients with lung cancer also remains on track with data readouts expected in 2024.”

Mr. Griffith continued: “Moving to NUC-7738, we recently presented exciting data at the American Association of Cancer Research (AACR) Annual Meeting. These data highlighted NUC-7738’s ability to disrupt RNA polyadenylation, leading to profound alterations in the tumor biology of the patients’ cancers. We believe that this finding provides a rationale as to why NUC-7738 plus pembrolizumab has achieved encouraging anti-cancer activity in several patients who were resistant to PD-1 inhibitors. We are evaluating NUC-7738 in an ongoing Phase 1/2 study (NuTide:701) as a monotherapy in patients with advanced solid tumors and in combination with pembrolizumab in PD-1 inhibitor-resistant patients with melanoma. We plan to announce additional data from this study in 2024.”

Mr. Griffith concluded, “We look forward to providing updates from all of our ongoing clinical studies this year as we continue working towards our mission of improving treatment outcomes for patients with cancer.”

2024 Anticipated Milestones

•	NUC-3373 (a ProTide transformation of 5-FU)

In 2024, NuCana expects to:

•	Announce data from the randomized Phase 2 (NuTide:323) study of NUFIRI + bev compared to the standard of care FOLFIRI + bev for the second-line treatment of patients with metastatic colorectal cancer;

•	Announce data from the Phase 1b/2 (NuTide:302) study of NUFIRI + bev and NUFOX + bev for the second-line treatment of patients with metastatic colorectal cancer; and

•	Announce data from the Phase 1b/2 (NuTide:303) modular study of NUC-3373 in combination with pembrolizumab in patients with solid tumors and in combination with docetaxel in patients with lung cancer.

•	NUC-7738 (a ProTide transformation of 3’-deoxyadenosine)

In 2024, NuCana expects to:

•	Announce data from the Phase 2 part of the Phase 1/2 study (NuTide:701) of NUC-7738 in combination with pembrolizumab in patients with melanoma.

About NuCana

NuCana is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer by applying our ProTide technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid and hematological tumors, they have significant shortcomings that limit their efficacy and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome the key limitations of nucleoside analogs and generate much higher concentrations of anti-cancer metabolites in cancer cells. NuCana’s pipeline includes NUC-3373 and NUC-7738. NUC-3373 is a new chemical entity derived from the nucleoside analog 5-fluorouracil, a widely used chemotherapy agent. NUC-3373 is currently being evaluated in three ongoing clinical studies: a Phase 1b/2 study (NuTide:302) in combination with leucovorin, irinotecan or oxaliplatin, and bevacizumab in patients with metastatic colorectal cancer; a randomized Phase 2 study (NuTide:323) in combination with leucovorin, irinotecan, and bevacizumab for the second-line treatment of patients with metastatic colorectal cancer; and a Phase 1b/2 modular study (NuTide:303) of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumors and in combination with docetaxel for patients with lung cancer. NUC-7738 is a transformation of 3’-deoxyadenosine, a novel anti-cancer nucleoside analog. NUC-7738 is in the Phase 2 part of a Phase 1/2 study which is evaluating NUC-7738 as a monotherapy in patients with advanced solid tumors and in combination with pembrolizumab in patients with melanoma.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of NuCana plc (the “Company”). All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements concerning the Company’s planned and ongoing clinical studies for the Company’s product candidates and the potential advantages of those product candidates, including NUC-3373 and NUC-7738; the initiation, enrollment, timing, progress, release of data from and results of those planned and ongoing clinical studies; the Company’s goals with respect to the development, regulatory pathway and potential use, if approved, of each of its product candidates; the utility of prior non-clinical and clinical data in determining future clinical results; and the sufficiency of the Company’s current cash, cash equivalents and marketable securities to fund its planned operations into Q1 2025. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the timing of receipt of our U.K. research and development tax credit cash rebates expected to be received in 2024 and the other risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission (“SEC”) on March 20, 2024, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended March 31,
	2024	2023
	(in thousands, except per share data)
	£	£
Research and development expenses	(6,783)	(6,805)
Administrative expenses	(1,581)	(1,648)
Net foreign exchange gains (losses)	95	(695)

Operating loss	(8,269)	(9,148)
Finance income	126	287

Loss before tax	(8,143)	(8,861)
Income tax credit	1,305	994

Loss for the period	(6,838)	(7,867)

Basic and diluted loss per share	(0.13)	(0.15)

Unaudited Condensed Consolidated Statements of Financial Position As At

	March 31, 2024	December 31, 2023
	(in thousands)
	£	£
Assets
Non-current assets
Intangible assets	2,165	2,128
Property, plant and equipment	430	521
Deferred tax asset	156	143

	2,751	2,792
Current assets
Prepayments, accrued income and other receivables	2,766	2,671
Current income tax receivable	6,416	5,123
Cash and cash equivalents	12,868	17,225

	22,050	25,019

Total assets	24,801	27,811

Equity and liabilities
Capital and reserves
Share capital and share premium	144,870	143,420
Other reserves	79,633	79,173
Accumulated deficit	(214,374)	(207,706)

Total equity attributable to equity holders of the Company	10,129	14,887

Non-current liabilities
Provisions	58	58
Lease liabilities	172	190

	230	248
Current liabilities
Trade payables	5,764	3,375
Payroll taxes and social security	214	155
Accrued expenditure	8,297	8,940
Lease liabilities	167	206

	14,442	12,676
Total liabilities	14,672	12,924

Total equity and liabilities	24,801	27,811

Unaudited Condensed Consolidated Statements of Cash Flows

	For the Three Months Ended March 31,
	2024	2023
	(in thousands)
	£	£
Cash flows from operating activities
Loss for the period	(6,838)	(7,867)
Adjustments for:
Income tax credit	(1,305)	(994)
Amortization and depreciation	136	143
Movement in provisions	—	(55)
Finance income	(126)	(287)
Interest expense on lease liabilities	5	8
Share-based payments	626	1,141
Net foreign exchange (gains) losses	(98)	726

	(7,600)	(7,185)
Movements in working capital:
Increase in prepayments, accrued income and other receivables	(87)	(463)
Increase in trade payables	2,390	888
Decrease in payroll taxes, social security and accrued expenditure	(586)	(3,575)

Movements in working capital	1,717	(3,150)

Cash used in operations	(5,883)	(10,335)

Net income tax received	—	—

Net cash used in operating activities	(5,883)	(10,335)

Cash flows from investing activities
Interest received	124	322
Payments for intangible assets	(81)	(159)

Net cash from investing activities	43	163

Cash flows from financing activities
Payments for lease liabilities	(64)	(42)
Proceeds from issue of share capital – exercise of share options	3	1
Proceeds from issue of share capital	1,492	—
Share issue expenses	(45)	—

Net cash from (used in) financing activities	1,386	(41)

Net decrease in cash and cash equivalents	(4,454)	(10,213)
Cash and cash equivalents at beginning of period	17,225	41,912

Effect of exchange rate changes on cash and cash equivalents	97	(698)

Cash and cash equivalents at end of period	12,868	31,001

For more information, please contact:

NuCana plc

Hugh S. Griffith

Chief Executive Officer

+44 131-357-1111

info@nucana.com

ICR Westwicke

Chris Brinzey

+1 339-970-2843

chris.brinzey@westwicke.com